Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

New Management Team, New Company Name

To All Zimmer Employees and Biomet Team Members:

It is my pleasure to inform you that today we are announcing two important integration milestones that will position our company for success after closing. We have identified the executive team that will lead our combined company after the closing of the merger. In addition, we have decided that the new company will be called Zimmer Biomet.

Zimmer Biomet Leadership

I am excited about our executive leadership team announcement. Zimmer and Biomet each have extraordinary talent across all levels, and I could not be happier about this team. Those who have been named to help lead Zimmer Biomet, post close, represent senior executives from both companies. As individuals, they each have outstanding medical device expertise and experience that we believe will form the best team in our industry. Please join me in congratulating and supporting the following individuals in their respective appointments:

The Zimmer Biomet business units and leadership will be comprised of:

•	Adam Johnson, Group President, with responsibility for the Spine, Microfixation, Bone Healing and Dental businesses.

•	David Nolan, Group President, with responsibility for the Sports Medicine, Extremities, Trauma, Biologics and Surgical businesses.

•	Dan Williamson, Group President, with responsibility for the Knee, Hip and Bone Cement businesses.

The Zimmer Biomet geographic regions and leadership will be comprised of:

•	Stuart Kleopfer, President, Americas. The Americas region will be comprised of the United States, Canada and Latin America.

•	Katarzyna Mazur-Hofsaess, M.D., Ph.D., President, EMEA. The EMEA region will be comprised of Europe, the Middle East and Africa.

•	Sang Yi, President, Asia Pacific. The Asia Pacific region will be comprised of China, Japan, India, Australia, New Zealand, Korea and Southeast Asia. Stephen Ooi, Zimmer President, Asia Pacific, will retire from his current position at the close of the transaction. Stephen will serve in an advisory role following the close.

The Zimmer Biomet functional areas and leadership will be comprised of:

•	Robin Barney, Senior Vice President, Global Operations and Logistics

•	Audrey Beckman, Senior Vice President, Strategic Quality Initiatives

•	Bill Fisher, Senior Vice President, Global Human Resources

•	Dan Florin, Senior Vice President, Chief Financial Officer. Jim Crines, Zimmer Chief Financial Officer, will retire from his current position at the close of the transaction. Jim will serve in an advisory role following the close.

•	Emmanuel Nyakako, Senior Vice President, Global Quality, Clinical and Regulatory Affairs

•	Chad Phipps, Senior Vice President, General Counsel and Secretary

Our two companies will be stronger together and our future leadership team is an intelligent, results-oriented and energetic group that enjoys working collaboratively.

Current executive leaders from both companies who will not be serving in the executive leadership roles listed above will continue to provide important leadership in their current roles and support the integration efforts during this planning period. These leaders may assume other key leadership roles within the combined company as we proceed to build out the future organization.

The Zimmer Biomet Name

The name Zimmer Biomet is meaningful, as it leverages the strong brand equity of both companies. The Integration Steering Committee considered several options, including a fusion of names and an entirely new name. The decision to preserve both names in their entirety is consistent with our goal to bring together two well-respected names in the healthcare industry, but to also bring together two highly talented teams. Working together, Zimmer Biomet will pursue new innovations that enhance patient outcomes and improve quality of life. As we approach the closing of the combination, we will finalize and introduce the new corporate branding for Zimmer Biomet. I invite you to read the press release we issued today, as well as the FAQ document related to this announcement.

Transaction Moving Forward on Schedule

With the help of the above-named individuals and many more leaders across both organizations, we are making great progress in our integration planning and we are positioned to hit the ground running as a combined company upon closing. We continue to expect the merger to close in the first quarter of 2015. Looking ahead, I am confident that the new Zimmer Biomet will provide great opportunities for employees and Team Members from both companies.

I also want to recognize all of our leaders for their continued guidance as we plan for the new Zimmer Biomet and thank those who will be continuing in advisory roles following the close of the transaction, including Jim Crines and Stephen Ooi, who will be retiring at closing. Jim has served as CFO of Zimmer for the past eight years and Stephen has been a leader in Zimmer’s Asia Pacific region for more than 25 years. Both Jim and Stephen have been close friends and colleagues of mine throughout their tenure. I will continue to look to their guidance as we position our company for future success. This transaction would not be possible without the work of so many like them.

I know there are many questions regarding the integration planning that remain to be answered. We will do our best to address these questions as important decisions are made, but many of them will not be decided upon until after the closing.

In the meantime, it is important to remember that, until the closing of the transaction, we remain separate companies and each organization will continue to operate under its current leadership structure. Please keep up the great work in supporting the surgeons and patients we serve.

I am excited about the years ahead. In fact, I can’t wait to get started. Thank you for your support and your commitment to the new Zimmer Biomet – we will be one team soon.

If you have any questions about today’s news, please feel free to talk with your supervisor. Also, Zimmer employees should continue to send their questions to ComingTogether@zimmer.com and Biomet team members should continue to send their questions to teammemberquestions@biomet.com.

Sincerely,

David

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.